UNITED STATES OF AMERICA
                    BEFORE THE SECURITIES AND EXCHANGE COMMISSION


          _____________________________________________
                                                       :
                    In the Matter of                   :
                                                       :
          AMERICAN ELECTRIC POWER COMPANY, INC.        :    CERTIFICATE OF
                    1 Riverside Plaza                  :     NOTIFICATION
                  Columbus, Ohio 43215                 :         NO. 8
                                                       :
                       (70-8429)                       :
                                                       :
          (Public Utility Holding Company Act of 1935) :
          _____________________________________________:


               THIS IS TO CERTIFY THAT AMERICAN ELECTRIC POWER COMPANY, INC. ("American"), in accordance with the terms and conditions of, and for the purposes represented by, the Application - Declaration herein and the Order of the Securities and Exchange Commission with respect thereto, dated December 22, 1994, HCAR No. 35-26200 (the "Order"), has carried out the transactions set forth below:

               1.   During the  calendar quarter  ended December 31,  1996,
          American   guaranteed   the   bank   loans   to   AEP   Resources
          International, Limited listed on Exhibit A attached hereto.

               2. During the calendar quarter ended December 31, 1996, American guaranteed the bank loans to AEP Resources, Inc. listed on Exhibit B attached hereto. During this same calendar quarter, on September 16, 1996, AEP Resources International, Limited and AEP Resources Project Management, Limited acquired 100% interest in AEP Pushan Power, LDC, a Cayman Islands limited liability company. AEP Resources International, Limited owns 99% and AEP Resources Project Management, Limited owns the remaining 1% interest in AEP Pushan Power, LDC. AEP Resources International, Limited, AEP Resources Project Management, Limited and AEP Pushan Power, LDC are Project Parents as described in the Order. The Project Parents own direct or indirect interests in Nanyang General Light Electric Co. Ltd. ("Nanyang"), a foreign utility company. AEP Pushan Power, LDC owns 70% interest in Nanyang. Nanyang will construct and operate a thermal power plant in Nanyang City, Henan Province, People's Republic of China.

               3. During the calendar quarter ended December 31, 1996, on December 30, 1996, AEP Resources, Inc. made capital contributions in the amount of $1,047,000 to AEP Pushan Power, LDC, a Project Parent. This $1,047,000 represents the total investments made during 1996.

               4. During the calendar quarter ended December 31, 1996, AEP Resources International, Limited has a bid bond outstanding in the amount of $2,000,000, which has been guaranteed by American, in support of its bid in China relating to the construction of the Liabon B power project.

               This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding.


                                  AMERICAN ELECTRIC POWER COMPANY, INC.


                                   By:   /s/ G. P. Maloney
                                        Vice President

          February 26, 1997

                                                                      certnot.8




                                                                     Exhibit A


                              AMERICAN ELECTRIC POWER SERVICE CORPORATION
                                        CASH MANAGEMENT SYSTEM

                                   QUARTERLY SHORT-TERM DEBT REPORT
                                 AEP RESOURCES INTERNATIONAL, LIMITED

        Issue      Maturity            Interest      Principal                     Maturity
        Date         Date      Days     Rate %        Borrowed      Interest         Value

      10/03/96     10/16/96     13      5.5500    $   100,000.00   $   200.42   $   100,200.42
      10/16/96     10/30/96     14      5.5500      2,650,000.00     5,719.58     2,655,719.58
      10/17/96     10/30/96     13      5.5500        250,000.00       501.04       250,501.04
      10/23/96     11/13/96     21      5.5700        950,000.00     3,086.71       953,086.71
      10/30/96     11/26/96     27      5.5500      2,900,000.00    12,071.25     2,912,071.25
      11/06/96     11/26/96     20      5.5700        200,000.00       618.89       200,618.89
      11/07/96     11/26/96     19      5.5500        100,000.00       292.92       100,292.92
      11/13/96     11/26/96     13      5.5700        950,000.00     1,910.82       951,910.82
      11/26/96     12/11/96     15      5.5700      4,150,000.00     9,631.46     4,159,631.46
      12/06/96     12/30/96     24      5.5700        100,000.00       371.33       100,371.33
      12/11/96     12/30/96     19      5.5500      4,250,000.00    12,448.96     4,262,448.96
      12/30/96     01/06/97      7      5.7100      4,600,000.00     5,107.28     4,605,107.28
                                           TOTAL  $21,200,000.00   $51,960.66   $21,251,960.66

     AEP RESOURCES INTERNATIONAL, LIMITED TOTAL   $21,200,000.00   $51,960.66   $21,251,960.66


            Average Number of Days  17.08
            Weighted Average Rate    5.5907



                                                                     Exhibit B


                              AMERICAN ELECTRIC POWER SERVICE CORPORATION
                                        CASH MANAGEMENT SYSTEM

                                   QUARTERLY SHORT-TERM DEBT REPORT
                                          AEP RESOURCES, INC.


        Issue      Maturity            Interest      Principal                     Maturity
        Date         Date      Days     Rate %        Borrowed      Interest         Value
      10/03/96     10/16/96     13      5.6000     $ 1,375,000.00    2,780.56   $ 1,377,780.56
      10/09/96     10/16/96      7      5.5500         100,000.00      107.92       100,107.92
      10/16/96     10/30/96     14      5.6000       1,475,000.00    3,212.22     1,478,212.22
      10/30/96     11/26/96     27      5.5500       1,475,000.00    6,139.69     1,481,139.69
      11/07/96     11/26/96     19      5.5500         100,000.00      292.92       100,292.92
      11/15/96     11/26/96     11      5.5500         100,000.00      169.58       100,169.58
      11/26/96     12/11/96     15      5.6300       1,675,000.00    3,929.27     1,678,929.27
      12/06/96     12/16/96     10      5.5700         100,000.00      154.72       100,154.72
      12/11/96     12/30/96     19      5.5500       1,675,000.00    4,906.35     1,679,906.35
      12/19/96     12/30/96     11      5.5500         200,000.00      339.17       200,339.17
      12/30/96     01/06/97      7      5.7100       2,200,000.00    2,442.61     2,202,442.61

                                           TOTAL    10,475,000.00   24,275.01    10,499,475.01
                  AEP RESOURCES, INC. TOTAL        $10,475,000.00   24,475.01   $10,499,475.01


            Average Number of Days  13.91
            Weighted Average Rate    5.6102